Exhibit 99.1

Gerdau Ameristeel Closes Offering of 126,500,000 Common Shares

TAMPA, FL. - November 7, 2007.  Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today the completion of its offering of 126.5 million common shares, including the full exercise of the overallotment option. Gerdau S.A. purchased approximately 84.1 million of the common shares (including approximately 10.9 million common shares issued to Gerdau S.A. concurrently with the closing of the overallotment option) from Gerdau Ameristeel in the offering.  After giving effect to the offering, Gerdau S.A. owns approximately 66.5% or 287.4 million common shares of Gerdau Ameristeel and intends to hold these common shares for investment purposes only. Approximately 42.4 million common shares (including approximately 5.5 million common shares issued to the underwriters pursuant to the exercise of the overallotment option) have been purchased by an underwriting syndicate described below for distribution to the public. The common shares were sold in the United States and Canada at a price of US$12.25 per share for total gross proceeds of approximately US$1.55 billion.

The net proceeds of the offering will be used to repay a portion of the loans incurred by Gerdau Ameristeel for its previously announced acquisition of Chaparral Steel Company, which closed on September 14, 2007.

J.P. Morgan Securities Inc., CIBC World Markets, ABN AMRO Rothschild LLC and HSBC Securities (USA) Inc. were joint book-running managers for the public offering. Banc of America Securities LLC and BMO Capital Markets acted as co-managers of the offering.

For more information on the offering or to obtain a copy of a prospectus relating to the offering, contact JPMorgan at National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, telephone: 718-242-8002 or CIBC World Markets Corp., Attn: USE Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, NY 10017, toll free: 866-895-5637; or via email to useprospectus@us.cibc.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state, province, territory or jurisdiction.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of approximately 11.7 million tons of mill finished steel products.  Through its vertically integrated network of 19 minimills (including one 50%-owned joint venture minimill), 19 scrap recycling facilities and 62 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  The common shares of Gerdau Ameristeel are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol GNA.

Gerdau Ameristeel is approximately 66.5% owned by Gerdau S.A.

About Gerdau Group

Gerdau Group is the leader in the production of long steel products in the Americas and ranks as the 14th largest steelmaking company worldwide.  It has approximately 35,000 employees and is present in thirteen countries: Argentina, Brazil, Canada, Chile, Colombia, Dominican Republic, India, Mexico, Peru, Spain, the United States, Uruguay and Venezuela. Gerdau Group has an annual installed capacity of more than 20 million metric tons of steel and is one of the largest recyclers in the Americas.  With more than 100 years of history, it has taken a path of international growth in line with the steelmaking consolidation process.  The Gerdau Group companies have stock listed on the Sao Paulo (Bovespa: GGBR4, GGBR3, GOAL4 e GOAL3) New York (NYSE: GNA, GGB), Toronto (GNA) and Madrid (Latibex: XGGB) stock exchanges.

Forward Looking Statements

This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its offering of common shares and use of net proceeds, financing activities, business operations, strategy, financial performance, and condition.  Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties.  Actual results may differ materially from those expressed or implied by such forward looking statements.  Factors that could cause actual results to differ materially from expectations include, among other things, excess global capacity in the steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the ability to integrate newly-acquired businesses such as Chaparral and achieve synergies; the Company’s level of indebtedness; the Company’s participation in consolidation of the steel industry; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; unexpected equipment failures and plant interruptions or outages; the substantial capital investment and similar expenditures required in the Company’s business; the loss of key employees; interest rate risk; the Company’s ability to fund its pension plans; currency exchange rate fluctuations; competitors’ relief of debt burdens and legacy costs by seeking protection under the bankruptcy laws; the accuracy of estimates used in the preparation of the Company’s financial statements; the Company’s reliance on joint ventures that it does not control; and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Contact

Vice President, Finance and Chief Financial Officer
Barbara R. Smith
(813) 319 4324
BAsmith@gerdauameristeel.com